STATEMENT OF INVESTMENTS

Dreyfus Premier New Jersey Municipal Bond Fund, Inc.

September 30, 2007 (Unaudited)

Long-Term Municipal Investments--101.2%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey--91.8%				
Atlantic City Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; FSA)	5.50	12/1/08	1,250,000	1,279,700
Atlantic County Utilities Authority, Solid Waste System Revenue	7.00	3/1/08	1,230,000	1,236,199
Atlantic County Utilities Authority, Solid Waste System Revenue	7.13	3/1/16	13,250,000	13,699,970
Bayonne, BAN	5.00	10/26/07	2,000,000	2,000,820
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	5.38	11/1/35	4,120,000	4,014,899
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,232,096
Bordentown Sewer Authority, Revenue (Insured; FGIC)	5.38	12/1/20	3,880,000	4,076,949
Burlington County Bridge Commission, EDR (The Evergreens Project)	5.63	1/1/38	2,500,000 [a]	2,494,350
Camden (Insured; FSA)	0.00	2/15/12	4,385,000	3,723,172
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	4,545,000	4,646,490
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	2,044,660
Carteret Board of Education, COP (Insured; MBIA)	6.00	1/15/10	440,000 [b]	468,164
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.00	1/1/27	3,220,000	3,331,895
Delaware River Joint Toll Bridge Commission, Bridge System Revenue (Insured; MBIA)	5.00	7/1/35	4,000,000	4,173,960
East Orange (Insured; FSA)	0.00	8/1/10	4,240,000	3,822,657
East Orange				

(Insured; FSA)	0.00	8/1/11	2,500,000	2,170,750
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/21	685,000	382,271
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/26	745,000	321,773
East Orange Board of Education, COP, LR (Insured; FSA)	0.00	2/1/28	2,345,000	913,260
Essex County Improvement Authority, LR (County Correctional Facility Project) (Insured; FGIC)	6.00	10/1/10	10,000,000 [b]	10,709,400
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/09	1,450,000	1,492,688
Freehold Regional High School District, School District Bonds (Guaranteed; School Bond Reserve Act and Insured; FGIC)	5.50	3/1/10	2,460,000	2,577,170
Gloucester Township Municipal Utilities Authority, Sewer Revenue (Insured; AMBAC)	5.65	3/1/18	2,530,000	2,795,625
Hudson County Improvement Authority, Facility LR (Hudson County Lease Project) (Insured; FGIC)	5.25	10/1/12	2,795,000	2,867,782
Hudson County Improvement Authority, Harrison Stadium Land Acquisition Special Obligation Revenue (Harrison Redevelopment Project) (Insured; MBIA)	0.00	12/15/34	3,000,000	807,780
Jackson Township Board of Education, GO (Guaranteed; School Bond Reserve Act and Insured; MBIA)	5.25	6/15/23	6,105,000	6,802,985
Jersey City (Insured; FSA)	0.00	5/15/10	4,745,000	4,308,745
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	1,575,000	1,614,847
Jersey City, GO (Fiscal Year Adjustment Refunding Bonds) (Insured; AMBAC)	6.00	10/1/08	915,000	938,149
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 [b]	1,673,806
Jersey City, Water Revenue (Insured; AMBAC)	5.20	10/1/08	1,565,000	1,582,669
Mercer County Improvement				

Authority, County Secured Open Space Revenue (Insured; MBIA)	5.00	8/1/40	3,290,000	3,383,469
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/20	3,745,000	2,141,878
Middlesex County Improvement Authority, Utility System Revenue (Perth Amboy Project) (Insured; AMBAC)	0.00	9/1/22	4,740,000	2,453,945
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	950,000	988,893
New Jersey	6.00	5/1/10	3,695,000 [b]	3,922,316
New Jersey (Insured; MBIA)	6.00	7/15/10	7,400,000	7,887,438
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.63	6/15/18	3,000,000	3,038,280
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,356,787
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.75	6/15/29	2,500,000	2,617,950
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Developmental Disabilities)	6.25	7/1/24	1,275,000	1,360,043
New Jersey Economic Development Authority, Department of Human Services Composite Revenue (Division of Mental Health Services)	6.10	7/1/17	2,925,000	3,115,125
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/07	515,000	516,354
New Jersey Economic Development Authority, District Heating and Cooling Revenue (Trigen-Trenton District Energy Company L.P. Project)	6.20	12/1/10	4,040,000	4,046,424
New Jersey Economic Development Authority, EDR (American Airlines, Inc. Project)	7.10	11/1/31	1,085,000	1,085,705
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,759,447

New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.88	6/1/18	2,750,000	2,946,515
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.50	6/1/21	1,920,000	2,024,218
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	6.00	6/1/25	1,000,000	1,077,630
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.25	6/1/32	350,000	360,668
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	3,015,690
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/18	2,950,000	2,986,226
New Jersey Economic Development Authority, First Mortgage Revenue (Fellowship Village Project)	5.50	1/1/25	3,000,000	3,017,100
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/17	650,000	656,721
New Jersey Economic Development Authority, First Mortgage Revenue (The Evergreens)	6.00	10/1/22	700,000	705,110
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	3,172,000
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/20	3,350,000	1,907,055
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/21	2,620,000	1,416,555
New Jersey Economic Development Authority, Retirement Community Revenue (Seabrook Village, Inc. Facility)	5.00	11/15/15	1,605,000	1,565,164
New Jersey Economic Development Authority, Retirement				

Community Revenue (Seabrook Village, Inc. Facility)	5.25	11/15/26	1,700,000	1,622,888
New Jersey Economic Development Authority, Revenue (Department of Human Services Pooled Financing Program)	5.75	7/1/14	1,080,000	1,164,715
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/12	1,000,000	852,960
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/13	1,000,000	819,990
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/15	3,250,000	2,446,697
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/17	5,000,000	3,430,750
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/18	2,500,000	1,633,800
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/20	6,500,000	3,835,455
New Jersey Economic Development Authority, Revenue (Hillcrest Health Service System Project) (Insured; AMBAC)	0.00	1/1/22	6,000,000	3,198,960
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,336,721
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.25	6/15/18	10,000,000 [c,d]	10,598,600
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	4,300,000	4,918,555
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; FGIC)	5.50	9/1/27	10,000,000	11,485,400
New Jersey Economic Development Authority, Special Facility				

Revenue (Continental Airlines, Inc. Project)	6.25	9/15/19	5,000,000	5,080,300
New Jersey Economic Development Authority, Special Facility Revenue (Continental Airlines, Inc. Project)	6.25	9/15/29	2,000,000	2,032,120
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.00	6/15/10	2,425,000 b	2,580,830
New Jersey Economic Development Authority, State LR (State Office Buildings Project) (Insured; AMBAC)	6.13	6/15/10	7,535,000 b	8,043,386
New Jersey Economic Development Authority, Waste Paper Recycling Revenue (Marcal Paper Mills Inc. Project)	6.25	2/1/09	2,885,000	2,875,191
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; FGIC)	5.38	7/1/17	1,300,000	1,390,623
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	4,535,000	4,871,225
New Jersey Educational Facilities Authority, Revenue (Gregorian Court University Project)	5.00	7/1/27	1,000,000	1,003,370
New Jersey Educational Facilities Authority, Revenue (Gregorian Court University Project)	5.25	7/1/27	500,000	511,460
New Jersey Educational Facilities Authority, Revenue (Gregorian Court University Project)	5.25	7/1/37	750,000	756,780
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.13	7/1/10	1,550,000 b	1,616,635
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 b	3,018,431
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/15	120,000 b	130,474
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/23	1,880,000	1,984,321
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Program Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,617,705
New Jersey Educational Facilities Authority, Revenue (Public				

Library Project Grant Program Issue) (Insured; AMBAC)	5.00	9/1/22	5,500,000	5,733,530
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	5.75	7/1/10	15,405,000 [b]	16,310,044
New Jersey Educational Facilities Authority, Revenue (Rowan University Issue) (Insured; FGIC)	4.25	7/1/34	3,500,000	3,309,250
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.38	7/1/14	2,500,000 [b]	2,747,450
New Jersey Educational Facilities Authority, Revenue (Stevens Institute of Technology Issue)	5.00	7/1/34	4,250,000	4,187,993
New Jersey Environmental Infrastructure Trust	5.25	9/1/10	4,070,000 [b]	4,303,618
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	6,145,000	6,560,586
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/12	2,270,000 [b]	2,531,277
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.25	7/1/17	2,730,000	2,959,702
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group Issue)	5.75	7/1/23	3,000,000	3,124,050
New Jersey Health Care Facilities Financing Authority, Revenue (General Hospital Center at Passaic, Inc. Obligated Group Issue) (Insured; FSA)	6.75	7/1/19	550,000	661,430
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,074,200
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue) (Insured; MBIA)	5.00	7/1/08	1,500,000	1,508,970
New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	2,280,000	1,132,522

New Jersey Health Care Facilities Financing Authority, Revenue (Saint Barnabas Health Care System Issue) (Insured; MBIA)	0.00	7/1/23	3,220,000	1,596,991
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,000,000	3,156,990
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/10	4,000,000 [b]	4,378,160
New Jersey Higher Education Assistance Authority, Student Loan Revenue (Insured; MBIA)	6.13	6/1/17	300,000	308,937
New Jersey Highway Authority, Revenue (Garden State Parkway)	6.00	1/1/19	6,645,000	7,694,511
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.75	4/1/18	1,200,000	1,218,876
New Jersey Housing and Mortgage Finance Agency, Home Buyer Revenue (Insured; MBIA)	5.30	4/1/26	935,000	940,666
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured: AMBAC and FHA)	5.65	5/1/40	5,250,000	5,335,733
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.70	5/1/20	2,595,000	2,681,777
New Jersey Housing and Mortgage Finance Agency, MFHR (Insured; FSA)	5.75	5/1/25	895,000	920,982
New Jersey Housing and Mortgage Finance Agency, Multi-Family Revenue (Insured; FGIC)	5.00	11/1/36	525,000	519,808
New Jersey Housing and Mortgage Finance Agency, SFHR	5.25	10/1/37	2,500,000	2,632,675
New Jersey Transit Corporation, Master Lease Agreement, COP, Federal Transit Administration Grants (Insured; AMBAC)	5.75	9/15/10	5,000,000 [b]	5,311,850
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,817,814
New Jersey Transportation Trust Fund Authority (Transportation System)	5.00	6/15/20	4,000,000	4,202,000
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	3,000,000	3,305,610
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	12/15/23	7,000,000	7,924,630

New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; AMBAC)	5.00	12/15/34	5,000,000	5,225,950
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 b	5,482,400
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	9,000,000 b,c,d	9,868,320
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	8,000,000 b,c,d	8,771,840
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	2,255,000	2,589,259
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	7.00	6/15/12	3,745,000	4,286,302
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	60,000	68,542
New Jersey Turnpike Authority, Turnpike Revenue	6.50	1/1/16	160,000	184,467
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	22,000,000	22,560,120
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	6.50	1/1/16	1,000,000	1,147,290
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,276,950
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	4,500,000	5,021,505
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	718,223
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,426,768
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	17,935,000	20,677,620
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	1,210,000	1,395,033
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.50	1/1/16	3,520,000	4,038,461
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/16	2,000,000	2,140,740
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/17	2,000,000	2,130,680
North Jersey District Water Supply Commission, Sewer Revenue				

(Wanaque South Project)				
(Insured; MBIA)	6.00	7/1/19	2,000,000	2,273,600
Ocean County,				
General Improvement	5.00	9/1/10	1,300,000 [b]	1,365,663
Ocean County,				
General Improvement	5.00	9/1/10	1,200,000 [b]	1,260,612
Port Authority of New York and New				
Jersey (Consolidated Bonds,				
121st Series) (Insured; MBIA)	5.38	10/15/35	14,950,000	15,111,012
Port Authority of New York and New				
Jersey, Special Obligation				
Revenue (JFK International Air				
Terminal LLC Project)				
(Insured; MBIA)	6.25	12/1/15	5,000,000	5,767,000
Rahway Valley Sewerage Authority,				
Sewer Revenue (Insured; MBIA)	0.00	9/1/30	7,550,000	2,553,033
Salem County Improvement				
Authority, City-Guaranteed				
Revenue (Finlaw State Office				
Building Project) (Insured;				
FSA)	5.25	8/15/38	3,640,000	3,866,080
South Brunswick Township Board of				
Education, School Bonds				
(Guaranteed; School Bond				
Reserve Act and Insured; FGIC)	5.63	12/1/09	1,820,000 [b]	1,902,755
South Jersey Transportation				
Authority, Transportation				
System Revenue (Insured; FGIC)	5.00	11/1/33	2,500,000	2,586,575
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	5.38	6/1/12	2,500,000 [b]	2,686,450
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	6.75	6/1/13	1,790,000 [b]	2,067,540
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	7.00	6/1/13	10,630,000 [b]	12,407,123
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	4.63	6/1/26	8,000,000	7,107,360
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	5.75	6/1/32	6,680,000	7,180,933
Tobacco Settlement Financing				
Corporation of New Jersey,				
Tobacco Settlement				
Asset-Backed Bonds	5.00	6/1/41	16,445,000	13,942,071

	Coupon	Maturity	Principal	
Trenton				
(Insured; FGIC)	5.13	1/15/13	1,000,000	1,032,390
Union County Improvement				
Authority, Revenue				
(Correctional Facility Project)	5.00	6/15/22	3,155,000	3,283,629
Union County Utilities Authority,				
Solid Waste Revenue (Ogden				
Martin Systems of Union, Inc.)				
(Insured; AMBAC)	5.38	6/1/20	4,990,000	5,076,327
University of Medicine and				
Dentistry of New Jersey				
(Insured; AMBAC)	5.50	12/1/27	15,425,000	16,458,784
West Orange Board of Education,				
COP (Insured; MBIA)	6.00	10/1/09	500,000 [b]	529,350
U.S. Related--9.4%				
Guam Waterworks Authority,				
Water and Wastewater System				
Revenue	6.00	7/1/25	1,000,000	1,039,130
Puerto Rico Commonwealth				
(Insured; MBIA)	5.65	7/1/15	2,000,000	2,221,780
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/25	5,000,000	5,204,300
Puerto Rico Commonwealth,				
Public Improvement	5.25	7/1/32	5,000,000	5,153,550
Puerto Rico Commonwealth,				
Public Improvement (Insured;				
FGIC)	5.50	7/1/29	7,850,000	8,984,796
Puerto Rico Electric Power				
Authority, Power Revenue	5.00	7/1/37	10,000,000	10,142,000
Puerto Rico Highways and				
Transportation Authority,				
Transportation Revenue				
(Insured; FGIC)	5.00	7/1/22	1,615,000	1,695,540
Puerto Rico Infrastructure				
Financing Authority, Special				
Tax Revenue	5.00	7/1/46	10,400,000	10,446,800
Puerto Rico Sales Tax Financing				
Corporation, Sales Tax Revenue	5.25	8/1/57	6,000,000	6,221,340
Virgin Islands Public Finance				
Authority, Revenue (Senior				
Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,520,160
Virgin Islands Public Finance				
Authority, Revenue, Virgin				
Islands Gross Receipts Taxes				
Loan Note	6.50	10/1/10	3,000,000 [b]	3,282,330
Virgin Islands Public Finance				
Authority, Revenue, Virgin				
Islands Gross Receipts Taxes				
Loan Note	6.38	10/1/19	2,000,000	2,159,700
Total Long-Term Municipal Investments				
(cost $605,128,917)				**628,221,544**

Short-Term Municipal	**Coupon**	**Maturity**	**Principal**	

Investment--.1%	Rate (%)	Date	Amount ($)	Value ($)
New Jersey;				
New Jersey Economic Development				
Authority, School Facilities				
Construction Revenue (LOC:				
Bank of Nova Scotia and Lloyds				
TSB Bank PLC)				
(cost $700,000)	4.00	10/1/07	700,000 [e]	**700,000**
Total Investments (cost $605,828,917)			**101.3%**	**628,921,544**
Liabilities, Less Cash and Receivables			**(1.3%)**	**(7,954,406)**
Net Assets			**100.0%**	**620,967,138**

a   Purchased on a delayed delivery basis.

b   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2007, these securities amounted to $29,238,760 or 4.7% of net assets.

d   Collateral for floating rate borrowings.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue

LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance